SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Avalon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05346P106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05346P106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		290,503 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		290,503 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	290,503 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.7% (1) (2)
12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 05346P106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		203,113 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		203,113 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	203,113 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	1.2% (1) (2)

12	TYPE OF REPORTING PERSON*

	PN

CUSIP No. 05346P106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		732,922 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		732,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	732,922 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.3% (1) (2)

12	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 05346P106	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		87,306 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		87,306 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	87,306 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.5% (1) (2)

12	TYPE OF REPORTING PERSON*

	OO

CUSIP No. 05346P106	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,313,844 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,313,844 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,313,844 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	7.7% (1) (2)

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 05346P106	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,313,844 (1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,313,844 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,313,844 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	7.7% (1) (2)

12	TYPE OF REPORTING PERSON* IA, CO

The following footnotes relate to pages 2 thru 7:

(1) With respect to each Reporting Person, the following securities are held, as follows (See Items 2(a) and 2(d) for defined terms for each entity and all other capitalized terms below):

  Security Type      BVF

BVF2

Investments

ILL10

Partners

BVF Inc.

--------------------------------------------------------------------------------------------------------------------------------------------

Common Stock     278,837

195,113

704,672

83,806

1,262,428

1,262,428

Warrants                 11,666

  8,000

 28,250

  3,500

   51,416

     51,416

The Warrants may be  exercised  at any time until  expiration  for shares of the issuer's  Common  Stock at an  exercise  price of $6.00 per  share.  The Warrants are exercisable until May 24, 2012.

(2) The percentage  calculations are based on 17,077,878  shares of Common Stock outstanding  determined  as  follows:  (x)  17,026,462 shares of  Common  Stock outstanding  plus (y) 51,416  shares of Common Stock issuable upon exercise of the Warrants held by the Reporting Persons.

CUSIP No. 05346P106	13G	Page 8 of 10 Pages

ITEM 1(a).      NAME OF ISSUER:

                         Avalon Pharmaceuticals, Inc. (“Avalon”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

20358 Seneca Meadows Parkway

Germantown, MD 20876

ITEM 2(a).      NAME OF PERSON FILING:

                         This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i)	Biotechnology Value Fund, L.P. ("BVF")
(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
(iii)	BVF Investments, L.L.C. ("Investments")
(iv)	Investment 10, L.L.C. ("ILL10")
(v)	BVF Partners L.P. ("Partners")
(vi)	BVF Inc. ("BVF Inc.")

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         The principal business office of the Reporting Persons comprising the group filing this Amendment No. 1 to Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.

ITEM 2(c).      CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership

Investments:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

This Amendment No. 1 to Schedule 13G is being filed with respect to the common stock, $0.01 par value per share ("Common Stock"), of Avalon.  The Reporting Persons' percentage ownership of Common Stock is based on 17,026,462 shares of Common Stock being outstanding and the beneficial ownership by the Reporting Persons of 51,416 warrants (the “Warrants”) to purchase an equivalent number of shares of the Common Stock.  See the discussion in footnote (1) for a further description of the Warrants.

As of December 31, 2007, BVF beneficially owned 290,503 shares of Common Stock, of which 11,666 shares are attributable to Warrants, BVF2 beneficially owned 203,113 shares of Common Stock, of which 8,000 shares are attributable to Warrants, Investments beneficially owned 732,922 shares of Common Stock, of which 28,250 shares are attributable to Warrants and ILL10 beneficially owned 87,306 shares of Common Stock, of which 3,500 shares are attributable to Warrants.  Beneficial ownership by Partners and BVF Inc. includes 1,313,844 shares of  Common Stock, of which 51,416 shares are attributable to Warrants.

ITEM 2(e).      CUSIP Number:

                        05346P106

CUSIP No. 05346P106	13G	Page 9 of 10 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

                        Not applicable as this Amendment No. 1 to Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP:

                        The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Amendment No. 1 to Schedule 13G is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                        Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock beneficially owned by Investments and to vote and exercise dispositive power over those shares of the Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of the Common Stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                        Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                        Not applicable.

CUSIP No. 05346P106	13G	Page 10 of 10 Pages

ITEM 10.        CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 8, 2008

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.
		By:	/s/ Mark N. Lampert
Mark N. Lampert President